Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Green Thumb Industries, Inc.

Chicago, Illinois

We hereby consent to the incorporation by reference of our report dated December 20, 2019, relating to the combined financial statements of Green Thumb Industries, Inc., included in its Form 10 and Form 10/A as of and for the years ended December 31, 2017 and 2016.

We hereby consent to the incorporation by reference of our report dated December 20, 2019, relating to the financial statements of Advanced Grow Labs, LLC and Subsidiaries included in its Form 10 and Form 10/A as of and for the year ended December 31, 2018.

We hereby consent to the incorporation by reference of our report dated December 20, 2019, relating to the consolidated financial statements of Integral Associates, LLC, included in its Form 10 and Form 10/A as of and for the years ended December 31, 2018 and 2017.

/s/ Macias, Gini & O’Connell

Macias, Gini & O’Connell

Los Angeles, California

February 19, 2020